SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1
Press Release, dated October 8, 2009, entitled “Telefónica de Argentina S.A. announces modifications to its tender offers for its 8.850% Conversion Notes due August 2011, 9.125% Notes due November 2010 and 8.850% Notes due August 2011”

Item 1

FOR IMMEDIATE RELEASE

TELEFÓNICA DE ARGENTINA S.A. ANNOUNCES MODIFICATIONS TO ITS TENDER OFFERS FOR ITS
8.850% CONVERSION NOTES DUE AUGUST 2011, 9.125% NOTES DUE NOVEMBER 2010 AND
8.850% NOTES DUE AUGUST 2011

BUENOS AIRES, ARGENTINA, October 8, 2009 — Telefónica de Argentina S.A. (the “Company”) announced today that in connection with its previously announced cash tender offers (each an “Offer” and together, the “Offers”) for its outstanding 8.850% Conversion Notes due August 2011 (the “2011 Conversion Notes”), 9.125% Notes due November 2010 (the “2010 Notes”) and 8.850% Notes due August 2011 (the “2011 Notes”, and together with the 2011 Conversion Notes and the 2010 Notes, the “Notes”) it has modified the Offers in the following manner:

•
in connection with the U.S. Dollar Offer, the Company is now offering to purchase Notes in accordance with the Acceptance Priority Levels described in the Offer to Purchase dated September 24, 2009 (the “Offer to Purchase”) for an aggregate purchase price of up to US$75 million (the “Maximum U.S. Dollar Tender Amount”) (as opposed to US$50 million as originally set forth in the Offer to Purchase);

•
each Holder who validly tenders Notes in the Argentine Peso Offer prior to the Expiration Date and whose Notes are accepted for purchase will be entitled to receive the Total Argentine Peso Consideration described in the Offer to Purchase, regardless of whether the Holder validly tendered Notes before 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time) on October 7, 2009 (the “Early Tender Date”). As a result, Holders who tender Notes in the Argentine Peso Offer after the Early Tender Date (but prior to the Expiration Date) and whose Notes are accepted for purchase will receive the same consideration as those Holders who tendered Notes in the Argentine Peso Offer prior to the Early Tender Date and whose Notes are also accepted for purchase.  For the avoidance of doubt, Holders validly tendering Notes in the Argentine Peso Offer after the Early Tender Date, which has since expired, will be entitled to receive the Total Argentine Peso Consideration and not the Argentine Peso Tender Offer Consideration described in the Offer to Purchase; and

•
in connection with the Argentine Peso Offer, the Company is now offering to purchase Notes, in accordance with the Acceptance Priority Levels described in the Offer to Purchase, for an aggregate purchase price of up to Argentine Ps.200 million (the “Maximum Argentine Peso Tender Amount”), provided that in no event will the aggregate purchase price of the 2011 Notes purchased by the Company in the Argentine Peso Offer exceed Argentine Ps.150 million (as opposed to the aggregate purchase price limit on the 2011 Notes originally set forth in the Offer to Purchase of Argentine Ps.100 million).

According to information provided by The Bank of New York Mellon, the depositary for the Offers, the approximate aggregate principal amount of the Notes listed below were validly tendered and not validly withdrawn before the Early Tender Date.

With respect to the U.S. Dollar Offer, the Company had received valid tenders from Holders for:

•	US$28,576 in aggregate principal amount of the 2011 Conversion Notes, representing the entire outstanding principal amount of the 2011 Conversion Notes;

•	US$42,494,000 in aggregate principal amount of the 2010 Notes; and

•	US$15,825,000 in aggregate principal amount of the 2011 Notes.

With respect to the Argentine Peso Offer, the Company had received valid tenders from Holders for:

•	US$2,502,000 in aggregate principal amount of the 2010 Notes; and

•	US$1,176,000 in aggregate principal amount of the 2011 Notes.

Withdrawal rights for the Notes tendered in the Offers terminated at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time) on October 7, 2009.  The Offers are scheduled to expire at 11:59 p.m. New York City time on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless extended by the Company (the “Expiration Date”). The Offers are governed by the times and dates referred to herein and in the Offer to Purchase based on New York City time. Times and dates based on Buenos Aires time are provided solely for your convenience.

This press release is for informational purposes only and is not an offer to purchase any Notes.  The Offers are being made only through the Offer to Purchase and a related Letter of Transmittal dated September 24, 2009 (the “Letter of Transmittal”), and the information in the Offer to Purchase and the Letter of Transmittal is hereby amended and supplemented by the information contained in this press release.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The Offers are not being made to Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws or other laws of such jurisdiction.  In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Company by the dealer manager or one or more registered broker dealers under the laws of such jurisdiction.

About Telefónica de Argentina S.A.

Telefónica de Argentina S.A. was incorporated in Argentina in 1990 as an Argentine sociedad anónima (a limited liability company).  Telefónica de Argentina S.A. has a non-expiring license to provide telecommunications services throughout Argentina. Telefónica de Argentina S.A. also provides other telephone-related services such as international long-distance service, data transmission and Internet service.

CONTACT:	Telefónica de Argentina S.A.
Irene Bertuzzi
(54 11) 4332-3857
bertuzzi@telefonica.com.ar

SOURCE:  Telefónica de Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	October 8, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel